Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 100 North Tryon Street / 42nd Floor / Charlotte, NC 28202-4007 Tel: 704.417.3000 Fax: 704.377.4814 www.nelsonmullins.com	B.T. Atkinson Tel: 704.417.3039 bt.atkinson@nelsonmullins.com

December 6, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attention:	Era Anagnosti
Legal Branch Chief
Office of Financial Services

Re:	Carolina Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2016
File No. 001-10897

Ladies and Gentlemen:

This letter is provided on behalf of Carolina Financial Corporation (the “Company,” “Carolina Financial,” “we,” or “our”) in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) dated November 23, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed March 14, 2016, and the Company’s Definitive Proxy Statement on Schedule 14A, filed March 31, 2016. This letter is being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of Carolina Financial.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, New York, North Carolina, South Carolina, Tennessee and West Virginia

U.S. Securities and Exchange Commission

December 6, 2016

Definitive Proxy Statement on Schedule 14A

Incentive Compensation Plan, page 19

1.	We note that the bonuses paid to Messrs. Rexroad, Morrow and Huggins were made pursuant to an incentive compensation plan upon achievement of certain earnings and operations targets. As such, these payments should have been disclosed in the Summary Compensation Table as Non-Equity Incentive Plan Compensation in accordance with the disclosure requirements of Item 402(n)(2)(vii) of Regulation S-K, rather than as a “Bonus.” For guidance on how to determine whether a payment represents a discretionary bonus or a bonus paid pursuant to a plan providing for compensation intended to serve as incentive for performance to occur over a specified period, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretation. In future filings and to the extent applicable, please revise the Summary Compensation Table regarding disclosure of these non-equity incentive plan compensation payouts, and include narrative disclosure of the material factors necessary to an understanding of this compensation element pursuant to the disclosure requirements of Item 402(o)(3) of Regulation S-K.

We respectfully acknowledge the Commission’s comment and confirm that in future filings and to the extent applicable payments made pursuant to an incentive compensation plan upon achievement of certain earnings and operations targets will be disclosed in the Summary Compensation Table as “non-equity incentive plan compensation” in accordance with the disclosure requirements of Item 402(c)(2)(vii) of Regulation S-K along with a narrative disclosure of the material factors necessary to an understanding of this compensation element pursuant to the disclosure requirements of Item 402(e) of Regulation S-K. Please note that the Company transition to from a “Smaller Reporting Company” to an “Accelerated Filer” with the filing of its Form 10-Q for the quarter ended March 31, 2016.

If you have any questions or comments related to these responses, please contact me at (704) 417-3039.

Sincerely,

/s/ B.T. Atkinson

B.T. Atkinson

cc:	Katelyn Donovan
Law Clerk, U.S. Securities and Exchange Commission

Jerold L. Rexroad
President and Chief Executive Officer
Carolina Financial Corporation